Exhibit 99.1

For more information, contact: Joe A. Ewing, Vice President, Investor Relations 712/277-7305 jewing@terraindustries.com

Terra Responds to Flawed and Contradictory RiskMetrics Report
SIOUX CITY, IOWA (November 16, 2009) — Terra Industries Inc. (NYSE: TRA) (“Terra”) today responded to RiskMetrics Group’s November 13, 2009 report regarding the Company’s upcoming Annual Meeting of Shareholders.
Terra’s full response to RiskMetrics’ report follows:
The Terra Industries Inc. 2009 Annual Meeting is just days away and Terra shareholders have an important decision to make. CF Industries Holdings, Inc. (NYSE: CF) has proposed three director nominees for election to Terra’s Board to advance CF’s interests and its inadequate and opportunistic proposal at the expense of Terra shareholders.
Terra believes that the report issued by RiskMetrics with respect to the Company’s November 20, 2009 Annual Meeting employs convoluted and contradictory reasoning to reach a fundamentally flawed conclusion, as highlighted by the following:
1. RiskMetrics concedes that CF’s proposal is inadequate, yet it recommends that Terra shareholders elect CF’s three nominees to Terra’s Board anyway.
“Our analysis...does not endorse the current offer as an offer Terra or its shareholders should accept.”*
“Terra has estimated its own unaffected share price to be in the mid- to high-$30s, while Street analysts have an average target price of $37 when discounted to today. Against these values, CF’s offer implies a low premium of 8-12%...Given the significant gap (almost $200 million) between the Street consensus 2010 Ebitda estimates and management projections, a more nitrogen bullish investor who buys into the management outlook could potentially value the company even higher, implying an even lower premium.”*
“[A] rejection of the CF nominees by the Terra shareholders may force CF to more aggressively sweeten its offer sooner, and given the determination to acquire Terra CF has demonstrated so far, some may believe CF is unlikely to walk away.”*
RiskMetrics concedes that CF’s proposal is inadequate. In fact, CF has failed over ten months to make a compelling offer to Terra. Instead, CF has employed gimmicky structures with collars, claw-backs and preferred stock — structures RiskMetrics calls “funky” — rather than make an offer that appropriately values Terra’s robust near- and long-term prospects and the significant upside value in Terra’s strategy. RiskMetrics even acknowledges that rejecting CF’s nominees
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

could lead CF to improve its offer more quickly. It is thus inexplicable that RiskMetrics would argue that CF’s proposal is inadequate, on the one hand, but that CF’s nominees should nonetheless be elected to Terra’s Board to advance that proposal, on the other hand.
RiskMetrics also asserts that in response to CF’s serial inadequate proposals, the Terra Board should have either found an alternative transaction or negotiated with CF. CF’s initial bid was opportunistically timed to take advantage of a favorable short-term spike in phosphate pricing and a severe economic dislocation that had driven both equity and commodity markets to historic lows. Terra shareholders have expressed broad and consistent support for the rejection of each proposal made by CF. Terra’s Board has rigorously focused on delivering value to Terra shareholders through the execution of our strategy, including the return of more than $1 billion to shareholders over the past four years. As a result, Terra’s product mix, diversified customer base and geographic advantages position us to benefit significantly from the economic recovery. At the same time, Terra’s Board has maintained an open-minded approach to exploring any opportunity that may offer real value for our shareholders.
While it may be the perspective of traders with short time horizons that a board should pursue a sale in response to an inadequate proposal made on the heels of the worst economic climate in generations, we firmly believe that is not a recipe for delivering value. We believe our shareholders agree and trust they will vote for the Terra directors who know the company best and have consistently worked to deliver value for all.
2. RiskMetrics uses flawed analysis to calculate a premium (which it still concedes is inadequate).
RiskMetrics estimated Terra’s unaffected stock price of $31.54 (and corresponding premium of 28%) using two incorrect assumptions — a 5.0x forward EBITDA multiple and a 2010 EBITDA estimate of $525 million (which is almost $170 million or 33% below our current published estimate for 2010 EBITDA).
RiskMetrics is not credible even with this analysis when it states, “[w]e believe 5x is a reasonable multiple to use as a base multiple,”* despite the fact that 5.0x is, in fact, below all three metrics that RiskMetrics itself calculates in its report:
Discount to Peer Multiples — 5.2x
Historical — 5.6x
Sell Side — 6.0x
RiskMetrics arbitrarily concludes Terra should trade at a discount to the lowest multiple RiskMetrics itself calculated, based on the price that Terra opportunistically agreed to pay for Carseland. As Terra previously stated, the Carseland acquisition is immediately accretive and is an attractive valuation from a buyer’s perspective in a non-control transaction. A correct methodology for calculating the historical trading multiples yields a Terra discount to peers in
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

the 20% range, implying a trading multiple in the 6.7x — 7.1x range, as discussed below.
In addition, Terra management has publicly announced its 2010 EBITDA estimate of $694 million and stands firmly behind this estimate. Using $694 million of 2010E EBITDA, even in conjunction with RiskMetrics’ erroneously low multiple of 5.0x, yields an unaffected price of over $37 per share, implying a single digit premium.
3. RiskMetrics has miscalculated Terra’s historical trading multiples.
RiskMetrics has not accounted for Terra’s significant minority interest (associated with the approximately 25% public float in Terra’s consolidated subsidiary, Terra Nitrogen Holdings (“TNH”)) in its calculation of Terra’s enterprise value. Since Terra consolidates 100% of TNH in its EBITDA, ignoring the minority interest significantly understates Terra’s true trading multiple. For example, the minority interest is valued at $463 million, using the current TNH trading price as of November 13, 2009.
Calculated historically, this adjustment would increase Terra’s historical trading multiple by approximately 1.0x and reduces the discount to peers from RiskMetrics’ estimate of 40% to 22%. Based on RiskMetrics’ peer average trading multiple of 8.6x, a 22% discount would imply a Terra trading multiple of 6.7x. Applying this multiple to Terra management’s $694 million 2010 EBITDA estimate yields an unaffected share price of $48.97 for Terra, a price that is actually higher than what CF is offering. Even using RiskMetrics’ consensus 2010 EBITDA of $525 million, Terra’s unaffected share price would be $37.66, implying a CF offer premium of only 7%. Both are clearly inadequate by RiskMetrics own standards, given that it says “a compelling transaction premium for a completed transaction would lie in the range of 30% to 40%.”*
4. RiskMetrics admits concern about replacing three highly qualified and experienced Terra directors.
”... [W]e note that late in this contest a new argument has been raised. Certain Terra supporters allegedly are concerned that ‘good’ incumbent directors will be voted off the board and be replaced with allegedly less qualified CF nominees.”*
In perhaps the strangest of all arguments to be made by a “good governance” organization, RiskMetrics acknowledges the superior qualifications of the three Terra nominees which it recommends be voted off the Terra Board, but then “commend[s] CF for its flexibility”* in a November 13 letter which stated CF would not have a basis to object to the reappointment of those directors to the Terra Board. It is quite a journey through the looking glass to argue that shareholders should use their vote against the directors they really want on the Board, since those directors can always be reappointed after the fact.
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

We note the contrast with the November 11, 2009 report by PROXY Governance, one of three leading proxy advisory services that has recommended for ALL Terra nominees, which states:
“The three candidates proposed by CF as alternatives to the incumbent nominees were selected by CF’s legal and financial advisors as much for their lack of connection to CF — whose board and CEO they have not even met — as for their general business experience; none have any particular background in the industry, nor have they been positioned in any shareholder communications as offering potential skill upgrades for the Terra board.”*
5. RiskMetrics acknowledges that the Terra Board has been acting in the best interests of shareholders.
“Most shareholders that we spoke to seem to believe that the Terra board has generally acted properly. There appears to be a significant amount of willingness amongst Terra shareholders to trust that the Terra board will keep an open mind when evaluating a deal ...”*
RiskMetrics acknowledges that CF’s proposal is inadequate—ten months and still inadequate—and engages in tortured arguments, flawed analysis and contradictory reasoning to come to the wrong conclusion. Terra shareholders have an independent, highly qualified Board in place whose sole focus is the best interests of Terra shareholders. Terra’s three nominees are independent directors with the industry experience and knowledge required to guide Terra through whatever may emerge as this process continues, with a singular focus on what is in the best interests of all Terra shareholders.
The most recent of CF’s six unsolicited proposals continues to significantly undervalue Terra’s robust near-term and long-term prospects and is inadequate, opportunistic and not in the best interests of Terra shareholders. Terra shareholders have a Board in place that has always been and continues to remain open to considering any bona fide opportunity that creates meaningful value for all Terra shareholders.
TERRA URGES SHAREHOLDERS TO PROTECT THE VALUE OF THEIR INVESTMENT BY VOTING TERRA’S WHITE PROXY CARD TODAY
Terra urges shareholders to vote TODAY by telephone, Internet or by signing, dating and returning the WHITE proxy card. Shareholders should discard any blue proxy card they may receive from CF.
Shareholders with any questions concerning CF’s proposal or who need additional copies of Terra’s publicly-filed materials, should contact MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect).
* Permission to use quotes was neither sought nor obtained.
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

About Terra
Terra Industries Inc., with 2008 revenues of $2.9 billion, is a leading North American producer and marketer of nitrogen products.
Important Information and Where to Find It
On October 13, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement in connection with its 2009 Annual Meeting, and is mailing the definitive proxy statement to its shareholders. Investors and security holders are urged to read the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC (when available), because they contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Certain Information Concerning Participants
Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on October 13, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its definitive proxy statement for the 2009 Annual Meeting. To the extent holdings of Terra securities have changed since the amounts printed in the definitive proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. In particular, statements about Terra’s projected financial performance and Terra’s plans or intentions regarding the completion of the Carseland acquisition and the benefits to Terra from such acquisition are forward-looking statements and may not necessarily occur. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	the risk that the closing of the Carseland acquisition, which is conditioned on the completion of Agrium’s unsolicited bid for CF, may not occur,

•	risks related to potential acquisition transactions,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulation,

•	changes in agricultural regulations and

•	changes in the securities trading markets.
Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q, in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.
This communication includes projected financial performance information from Terra’s 2010 financial plan. These projections are necessarily based upon a variety of estimates and assumptions, including published third-party forecasts for product selling prices and current basis-adjusted Nymex natural gas futures prices, which, though currently considered reasonable by Terra, may not be realized and are inherently subject, in addition to the specific risks identified above, to business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are beyond Terra’s control. There can be no assurance that the assumptions made in preparing the projected financial performance information will prove accurate. Accordingly, actual results may differ materially from the results projected.
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Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA

NEWS from Terra Industries Inc.	November 16, 2009

Note: Terra Industries’ news announcements are also available on its Web site,
www.terraindustries.com.
Additional Contacts:
Matthew Sherman/Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
msherman@joelefrank.com/jmoser@joelefrank.com
Larry Dennedy/Laurie Connell
MacKenzie Partners, Inc.
(800) 322-2885
terraproxy@mackenziepartners.com
Terra Industries Inc. • 600 Fourth Street • P.O. Box 6000 • Sioux City, Iowa 51102-6000
www.terraindustries.com • 712/277-1340 • NYSE Ticker: TRA